Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with unaudited consolidated financial statements and the related notes for the six-month periods ended June 30, 2026 and 2025 included elsewhere in this Report on Form 6-K and our audited consolidated financial statements and accompanying notes for the year ended December 31, 2025 included in our annual report on Form 20-F for the year ended December 31, 2025 (the “2025 Annual Report”) filed with the Securities and Exchange Commission (the “SEC”) on March 27, 2026, and subsequent reports filed with the SEC by the Company. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

The following discussion is based on our financial information prepared in accordance with the IFRS, as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. generally accepted accounting principles, or GAAP. We maintain our accounting books and records in New Israeli Shekels and our functional currency is the New Israeli Shekel. Certain amounts presented herein may not sum due to rounding. Unless the context requires otherwise, references in this report to “Company”, “SaverOne”, “we” or “our” refers to SaverOne 2014 Ltd. thereafter unless otherwise required by the context. “NIS” means New Israeli Shekel, and “$,” “US$,” “U.S. dollars” and “USD” mean United States dollars.

The following discussion and analysis of our financial condition and results of operations contains conversions of NIS amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, for the purposes of the presentation of financial data, all conversions from NIS to U.S. dollars and from U.S. dollars to NIS were made at the rate of NIS 2.9780 to $1.00, based on the representative exchange rate reported by the Bank of Israel on June 30, 2026.

Forward Looking Statements

Certain information included or incorporated by reference in this Report on Form 6-K may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. These statements are only predictions based upon our current expectations and projections about future events.

Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. Such forward-looking statements include statements regarding, among other things:

●	our planned level of revenues and capital expenditures;

●	our ability to continue our business operations on a going concern;

●	our ability to maintain our Nasdaq Listing;

●	the ability of our technology to substantially improve the safety of drivers;

●	our ability to market and sell our products;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our intention to advance our technologies and commercialization efforts;

●	our intention to use local distributors in each country or region that we will conduct business to distribute our products or technology;

●	our plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as our ability to maintain and protect the validity of our currently held intellectual property rights;

●	our expectations regarding future changes in our cost of revenues and our operating expenses;

●	interpretations of current laws and the passage of future laws;

●	acceptance of our business model by investors;

●	the ability to correctly identify and enter new markets;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	our intention to retain key employees, and our belief that we maintain good relations with all of our employees; and

●	security, political and economic instability in the Middle East that could harm our business, including due to the current war between Israel and Hamas and Israel and Iran.

The preceding list is not intended to be an exhaustive list of any forward-looking statements. A description of these and other risks and uncertainties that could affect our business may be found in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” of our 2025 Annual Report and in other reports and registration statements filed with the SEC subsequent to the 2025 Annual Report.

The forward-looking statements contained in this Report on Form 6-K are based upon information available to our management as of the date hereof and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements contained in this Report on Form 6-K are expressly qualified in their entirety by this cautionary statement. Readers should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, we disclaim any obligation to publicly update or revise any forward-looking statements contained herein, whether as a result of new information, future events, changed circumstances or any other reason.

Overview

We are a technology company engaged in the design, development and commercialization of transportation and safety solutions, designed to save lives by preventing car accidents based on our patented technology of detecting, analyzing and locating cellular phone radio frequency, or RF, Signals. Our strategy is to provide our technology for installation to customers in the aftermarket as well as to address OEM vehicle manufacturers, to install the Company’s protection technologies during the vehicle manufacturing process. Using this core technology, we are developing two product lines. The first is an In Cabin Driver Distraction Prevention Solution, or DDPS, which comprises an aftermarket product for vehicles (i.e., vehicles already supplied to customers) that is in a commercial phase and an original equipment manufacturer, or OEM, product targeting vehicle manufacturers which is in development. The second is an Advanced Driver-Assistance System, or ADAS, product that detects vulnerable road users, or VRUs, and provides warning to the vehicle regarding potential collision. Our ADAS product also serves as the technological basis for the application of our technology in the defense and security domain, where the same core capability of detecting, analyzing and locating RF signals is used to detect, classify and locate radio frequency emitting devices within an area of interest, including under non line of sight conditions and without requiring any cooperation from the device or its user.

Our DDPS, known also as the SaverOne system, provides an advanced driver safety solution that can identify and monitor mobile phones located in the driver’s vicinity and selectively block use of life-threatening applications. Our technology is based on our proprietary hardware, software and algorithms, and we believe it has significant advantages over our competitors’ because our solution meets the National Highway Traffic Safety Administration’s, or NHTSA, guidelines for a complete solution for distracted driving. Our DDPS solution can be utilized in commercial vehicles, buses, vehicles owned or leased by companies that are provided to employees, private vehicles and other forms of transportation.

The first-generation DDPS product was for the aftermarket vehicle market and was intended for private vehicles, trucks and buses. This Generation 1.0 was launched in late 2019, initially for private cars, and thereafter was made commercially available to trucks and buses. It is currently marketed in Israel as part of our pre-commercialization/early user campaign. We are working on pilot programs with various fleet and system integrators in the United States, Europe, Asia and APAC. As of June 30, 2026, about 5,500 systems have been ordered (which includes about 1,000 systems ordered as part of our Generation 1.0 and Generation 2.0 pilot programs and about 4,500 systems purchased in commercial orders by our customers) and about 4,300 of these systems have been installed.

The second-generation DDPS product, which was released in the fourth quarter of 2022, replaced Generation 1.0, which we phased out in the first quarter of 2023. This Generation 2.0 is intended for the global automobile market. It includes significant improvements to our Generation 1.0 solution for maximal performance, compatibility with automobiles and cellular networks, market penetration and profitability. We are targeting the global aftermarket automobile market starting with the U.S. and Europe.

With respect to our DDPS OEM solution, we plan to integrate it into the vehicle manufacturing process, to be offered directly to customers by the vehicle manufacturer as part of the vehicle. We are currently working with one of the leading global OEMs in order to have the SaverOne technology integrated into vehicles during the manufacturing process. The OEM solution is in development, and we expect to launch it during the second half of 2026. Since the development of our OEM solution is still in an early stage, it is too early to estimate the cost of development.

In the past several years, we believe that public awareness and demand for driver safety technologies have grown substantially. While there are currently many driver-assistant products on the market, we believe that the safety of drivers will be substantially improved with our technology. Our mission is to enhance driver safety by providing a solution that is highly reliable and able to prevent certain driver distractions related to mobile phone usage while driving, which we believe is a major cause for driver distraction related to automobile accidents. Mobile phone distracted driving is a leading cause of traffic accidents in the United States. According to the National Occupant Protection Use Survey conducted by the NHTSA, an estimated 230,238 drivers in the United States were holding cellphones to their ears at any given daylight moment in 2024, and the share of drivers visibly manipulating hand-held electronic devices while driving increased to 4.5% in 2024 from 3.0% in 2023. The NHTSA further reported that in 2024, 3,208 people were killed and an estimated 315,167 people were injured in motor vehicle traffic crashes involving distracted drivers, and that 8% of all fatal crashes, an estimated 13% of all injury crashes and an estimated 12% of all police-reported traffic crashes were distraction-affected. These figures are based on police crash reports, in which distraction is widely considered to be under-reported because it is difficult to identify at the scene and often depends on a surviving driver acknowledging the behavior. Moreover, the Large Truck Crash Causation Study conducted by the Federal Motor Carrier Safety Administration, or FMCSA, found that the action or inaction of a driver was the critical reason in 88% of crashes involving large trucks, and that recognition errors, which include inattention, inadequate surveillance and distraction inside and outside the vehicle, accounted for 28% of the critical reasons assigned to truck drivers.

Distracted driving due to mobile phone usage is not just a problem in the United States. According to the ESRA3 survey, carried out in 2023 by the Vias institute across 39 countries with more than 37,000 road users, 22.2% of car drivers in the 22 European countries surveyed reported having talked on a hand-held mobile phone while driving at least once in the preceding 30 days, 23.2% reported having read a message or checked social media or news while driving, and 51.0% reported having talked on a hands-free mobile phone. The corresponding figures were 30.5%, 31.5% and 47.6% in the eight countries surveyed in the Americas, and 27.6%, 24.5% and 44.3% in the six countries surveyed in Asia and Oceania.

According to S&P Global Mobility, approximately 289 million light vehicles were in operation in the United States in 2024. In Europe, according to the European Automobile Manufacturers Association, or ACEA, approximately 294 million vehicles were in use in the European Union in 2024, consisting of approximately 256 million cars, 31 million vans, 6 million trucks and 0.7 million buses, and according to the United Kingdom Department for Transport a further 41.7 million vehicles were licensed in the United Kingdom at the end of 2024, bringing the total for the European Union and the United Kingdom to approximately 336 million vehicles. In addition, according to S&P Global Mobility, approximately 88.2 million new light vehicles were sold worldwide in 2024, and global sales of new light vehicles for 2025 were forecast at approximately 89.6 million units.

The ramifications of mobile phone distracted driving exceed the bounds of just physical damage, as they can be exceedingly costly for drivers as well. For example, expressed on a per death basis, the cost of all motor-vehicle crashes (fatal, nonfatal injury, and property damage) was $13,120,000 according to the NSC. In addition, based on naturalistic driving observation, the NHTSA estimated that distraction was involved in 29% of all crashes, resulting in 10,546 fatalities, 1.3 million nonfatal injuries and $98.2 billion in economic costs in the United States in 2019, against a total economic cost of all motor vehicle crashes in that year of $340 billion, or $1.37 trillion when quality of life valuations are included. Specifically with regard to commercial vehicle crashes, the FMCSA estimated the comprehensive cost of a large truck crash, in 2023 dollars, at $49,398 for a crash without injuries, $326,810 for a crash involving injuries and $15,230,414 for a fatal crash. Accordingly, we believe that there is a tremendous financial incentive for a solution to this grave problem.

In response to the need for a solution to distracted driving resulting from the use of mobile phones, the NHTSA has published a comprehensive study suggesting that a complete solution must contain the following features: (i) the ability to distinguish between the driver’s area of the vehicle and the rest of the vehicle, (ii) does not depend on the cooperation of the driver, and (iii) selective blocking of cell phone applications. Our SaverOne system has been designed with these features in mind, and it is for this reason that we believe that it is significantly better than the existing product solutions sold in the market.

The NHTSA’s driving guidelines do not constitute U.S. law and compliance does not result in compliance with U.S. driving safety regulations. In order to market our products to vehicle manufacturers we may be required to meet different types of regulations requirements such as International Organization for Standardization (ISO) 26262 Functional Safety Regulations (ASIL), the International Standard for Automotive Quality Management Systems (IAFT) 16949, Automotive Software Process Improvement and Capability Determination (SPICE) or other common quality management standards. In order to meet the quality requirements, we will have to cooperate with vehicle manufacturers, to receive their customers’ quality requirements that meet the requisite regulation of such customers and implement tools, processes and methodologies. Such implementation will require significant resources and funds and is expected to consume significant time and effort. We expect that only our OEM solution, which is a solution designed for the OEM market, may require compliance with the foregoing regulations, whereas our Generation 1.0 and 2.0 solutions, both after-market solutions, are not required to comply with the foregoing regulations.

The SaverOne system currently has achieved safety and radiation certifications from Hermon Laboratories, an internationally approved testing and certification lab. SaverOne’s solution is certified for operating in Israel, the United States, Europe, Japan and Mexico. These certifications assure that SaverOne product complies with the regulations/legislations in these countries/regions.

Strategy

Our objective is to develop and commercialize technologies and applications designed to save lives by preventing car accidents, by detecting, analyzing and locating cellular phone RF Signals. We are targeting two business segments in development of the technology necessary to create a life-saving system that prevents certain uses of cell phones while driving a motor vehicle. The first is the DDPS which targets two product lines: an aftermarket product that is in a commercial phase, and an OEM product which is in development. The second business segment is the ADAS segment for which we offer a sensor that is dealing with the detection of VRUs by providing a warning to the vehicle regarding potential collision. We plan to market our products worldwide, targeting vehicle manufacturers and Tier-1 companies (that integrate solutions and products into the vehicle manufacturing process) with our OEM integrated solutions, and the commercial fleets (trucks and other vehicles) and public transportation companies with our aftermarket solutions. In addition, we are exploring other business sectors and applications for this ADAS segment, including defense and security applications, which are based on our ADAS product.

In order to expand the commercialization of our technologies and solutions, we intend to:

●	Increase the marketing and sales efforts of our SaverOne Generation 2.0 solution, which is aftermarket solution that is deployed for private vehicles, commercial trucks and buses.

●	Complete the development of our OEM solution. The aim of our OEM solution is that it will be directly integrated into the vehicle manufacturing process for seamless integration in the driving experience.

●	Advance our commercialization efforts and infrastructure. We are advancing our commercialization efforts and infrastructure, including increasing our sales presence globally. As we have completed the development of our Generation 2.0 and advance our OEM solution, we intend to enlarge the production process, and turn to potential customers, directly and/or through third-party distributors.

●	Complete the development of our ADAS VRU solution. The aim of our VRU solution is that it will be directly integrated into the vehicle manufacturing process for seamless integration in the driving experience, assisting with preventing collisions between vehicles and pedestrians or other road users.

●	Expand into the defense and security market. We intend to apply our core capability of detecting, analyzing and locating RF signals to defense and security applications, in order to strengthen the protection of sites and platforms through the detection, classification and localization of radio frequency emitting devices within an area of interest, including unmanned aerial vehicles, or drones, and other intruding elements, under non line of sight conditions and without requiring any cooperation from the device or its user.

●	Form alliances with industry leaders (e.g. vehicle integrators, components manufacturers), OEMs and other automotive technology providers. We plan to expand our collaboration with OEMs, Tier-1 companies and other automotive technology providers in order to integrate the SaverOne solution directly into the vehicle manufacturing process for seamless integration in the driving experience.

●	Monitor and assist governmental regulatory initiatives for enforcing implementation of driver distraction prevention systems in the vehicle. We intend to approach regulators around the globe such as the United Nations Economic Commission for Europe (UN-ECE) and the NHTSA in the US, in order to present the SaverOne solution, which we believe will help advance broad adoption of regulations that will require vehicles to implement our solution.

We are currently engaged in a campaign to promote our SaverOne system in selected jurisdictions around the world. Our previous efforts mainly entail pilot programs and collaborations with what we believe are potential strategic partners and customers. We are currently offering our solution for commercial deployments only, with an initial, pre-defined period, for evaluating the solution.

As of June 30, 2026, we have installed about 4,300 systems in fleets in various countries throughout the world and have commercial orders for about 1,200 systems, in addition to these installations.

We intend to build a global commercial infrastructure to support the commercialization of our products. During the fourth quarter of 2022, we released our Generation 2.0 solution for sale. We are targeting the global aftermarket automobile market starting with the U.S. and Europe. We intend to distribute our solution through local distributors in each country or region who are familiar in the logistics, automotive installation and support activities, as well as having links to our potential customers.

In March 2023, we joined the European Union’s (EU) Regulatory Committee on Driver Distraction, as an observing member. This committee is responsible for setting EU regulations for OEMs for in-vehicle technologies that help detect driver distractions and improve road safety. As an observing member, we have the opportunity to contribute our strong expertise and insights to help shape the future of in-vehicle technology, to reduce driver distractions and better protect vulnerable road users and will participate in discussions, provide feedback, and help craft regulations that promote safer driving habits and promote technologies to reduce accidents on the road. Under Regulation (EU) 2019/2144, as supplemented by Commission Delegated Regulation (EU) 2023/2590, advanced driver distraction warning systems have been required for new vehicle types approved in the EU since July 7, 2024, and since July 7, 2026 they are required for all new passenger cars, vans, trucks and buses sold in the EU. We believe that this requirement establishes driver distraction as a mandated safety domain in the EU and expands the addressable market for driver distraction technologies. Our solution prevents the use of distracting mobile phone applications by the driver, and Annex II to the regulation provides that distraction avoidance by technical means may also be taken into consideration. We believe that our solution is complementary to the systems being installed under the current regulation.

Exchange Agreement with VisionWave

On January 26, 2026, the Company entered into a definitive Exchange Agreement (the “Exchange Agreement”) with VisionWave Holdings, Inc. (“VisionWave”).

Transaction Overview

The Exchange Agreement provides for a three-stage equity exchange and strategic collaboration providing for VisionWave to acquire up to approximately 51% of SaverOne’s issued and outstanding ordinary shares on a fully diluted basis, subject to milestone achievement and applicable regulatory approvals.

In exchange, the Exchange Agreement provides SaverOne with the ability to acquire VisionWave common stock with an aggregate economic value of up to $7.0 million, subject to staged issuance, price-based adjustments, and compliance with Nasdaq listing rules.

The transaction establishes SaverOne as the core operating platform for VisionWave’s radio-frequency (RF) defense and security technologies, supported by a non-exclusive, worldwide license to certain VisionWave intellectual property for defense and security applications.

Staged Exchange Structure

●	Stage One

SaverOne issues VisionWave ordinary shares representing 19.99% of SaverOne’s outstanding share capital (fully diluted), in exchange for VisionWave common stock having an aggregate contractual value ofapproximately $2.74 million.

●	Stage Two

Upon achievement of the first operational integration milestone, SaverOne issues VisionWave ordinary shares representing 19.99% of SaverOne’s outstanding share capital (fully diluted), in exchange for VisionWave common stock having an aggregate contractual value of approximately $2.74 million.

●	Stage Three

Upon achievement of a commercial or defense pilot milestone, SaverOne issues VisionWave ordinary shares representing 11.02% of SaverOne’s outstanding share capital (fully diluted) resulting in VisionWave owning approximately 51% of SaverOne in exchange for VisionWave common stock having an aggregate contractual value of approximately $1.51 million.

On March 5, 2026, at Stage 1, VisionWave issued 365,610 shares of its restricted shares of common stock to SaverOne, having an aggregate value of approximately $2.7 million, calculated based on the VWAV Average Price (as defined in the Exchange Agreement) of $7.5031 per share. In exchange, SaverOne issued to VisionWave 148,584 restricted ADSs (representing 6,418,828,800 restricted Ordinary Shares, or the “Stage 1 VisionWave Shares”) representing 19.99% of SaverOne’s issued and outstanding share capital as of the effective date of the Exchange Agreement (calculated on a fully diluted basis, excluding any dilutive effects from future issuances unrelated to the Exchange Agreement).f

On June 22, 2026, SaverOne and VisionWave consummated the Stage 2 closing (the Milestone 1 Exchange) and the Stage 3 closing (the Milestone 2 Exchange) under the Exchange Agreement, following the achievement and certification of Milestone 1 and Milestone 2. Accordingly, SaverOne issued the following: (i) 16,608,240,000 Ordinary Shares, represented by 384,450 ADS to VisionWave (the “Stage 2 & 3 VisionWave Shares”, and together with the “Stage 1 VisionWave Shares”, the “VisionWave Shares”) and (ii) 14,843,952,000 Ordinary Shares, represented by 343,610 restricted ADS to Adrian (the “Adrian Shares”, and together with the VisionWave Shares, the “Transaction Shares”), at the direction of VisionWave and pursuant to the Notice of Assignment and Irrevocable Delivery Direction, dated June 22, 2026, from VisionWave to SaverOne (the “Notice of Assignment Instrument”).  Following the completion of all three stages of the Exchange Agreement, and after giving effect to the assignment of a portion of the shares to Adrian at VisionWave’s direction, as well as subsequent issuances of the Company’s securities and other changes in VisionWave’s holdings, as of June 30, 2026, VisionWave beneficially owned approximately 30% of the Company’s issued and outstanding ordinary share capital.

VisionWave does not control SaverOne, will not consolidate SaverOne in its financial statements, and intends to account for its investment in SaverOne under the equity method of accounting

In exchange for the SaverOne shares (represented by the aggregate amount of 728,060 ADSs) issued to VisionWave and Adrian, on June 24, 2026, VisionWave issued and delivered to SaverOne an aggregate of 945,251 restricted shares of VisionWave’s common stock, par value $0.01 per share, having an aggregate contractual value of approximately $5,047,640, calculated based on the VWAP of $5.34 per share as provided in the Exchange Agreement.

In addition, under the terms of the Exchange Agreement, certain members of the Company’s management were granted an aggregate of 543,072 restricted shares of VisionWave common stock. The aggregate fair value of such share-based payment on the respective grant dates was approximately $3.0 million (NIS 7.5 million).

Yorkville Transaction

On October 30, 2025, the Company entered into a standby equity purchase agreement (the “SEPA”) with YA II PN, LTD., a Cayman Islands exempt limited partnership (“Yorkville”). Pursuant to the SEPA, at the election of the Company following the delivery of an Advance Notice (as defined below), the Company may issue ADSs to Yorkville. On November 4, 2025, the Company issued to Yorkville 24,863 ADSs, representing 268,516,800 Ordinary Shares, as an initial commitment fee in consideration of Yorkville’s undertakings under the SEPA. At the time of such issuance, each ADS represented 10,800 ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”). Effective February 25, 2026, the ADS-to-Ordinary Share ratio was changed such that each ADS now represents 43,200 Ordinary Shares. Our ADSs are evidenced by American Depositary Receipts, or “ADRs”.

Pursuant to the SEPA, subject to the terms and conditions set forth therein, the Company has the right, but not the obligation, to issue (each such issuance, an “Advance”) to Yorkville, and Yorkville has the obligation to subscribe for the Company’s ADSs for an aggregate subscription amount of up to $50 million (the “Commitment Amount”), at any time from the date of the SEPA until October 25, 2028, unless terminated earlier pursuant to the SEPA (the “Commitment Period”), by delivering written notice to Yorkville (each, an “Advance Notice”).

Under the SEPA, Yorkville advanced to the Company the principal amount of $1,500,000 (the “Pre-Paid Advance”), which is evidenced by a promissory note (the “Promissory Note”). The Promissory Note (i) bears an interest at a rate of 8.0%, (ii) was issued with a 3% discount, (iii) has a maturity date of October 30, 2026, and (iv) is required to be repaid in cash in 10 equal monthly installments beginning on January 28, 2026. Yorkville may declare the full unpaid principal amount of the Promissory Note, together with interest and other amounts owing in respect thereof, immediately due and payable in cash upon the occurrence of certain specified events of default and mandatory prepayment events. Upon the occurrence and during the continuance of any event of default, interest will accrue on the outstanding principal balance of the Promissory Note at a rate of 18% per annum. During the six-month period ended June 30, 2026, the Promissory Note was fully repaid, and no amount remained outstanding under the Promissory Note as of June 30, 2026.

Corporate Information

Our main business activities are conducted in Israel. Our corporate headquarters are located at Em Hamoshavot Rd. 94. Petah Tikvah, Israel, where we currently occupy approximately 495 square meters. We lease our facilities and our lease ends on June 30, 2027. Our current monthly rent is NIS 49,000 (approximately $16,500).

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

Components of Operating Results

Our results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results should not be relied upon as indications of future performance.

Comparison of Interim Financial Results for the six months ended June 30, 2026 and 2025

Below is a summary of our unaudited results of operations for the periods indicated:

	Six Months Ended June 30,	Six Months Ended June 30,
	2026	2025
	NIS thousands	NIS thousands
Revenues	280	756
Cost of revenues	(197)	(532)
Gross Profit	83	224

Operating expenses:
Research and development expenses, net	(7,779)	(9,840)
Selling and marketing expenses	(702)	(2,425)
General and administrative expenses	(11,277)	(4,742)
Loss from operations	(19,675)	(16,783)
Finance expense	(4,775)	(3,031)
Finance income	108	3,695
Finance income (expense), net	(4,667)	664
Other income (expense)	52
Net loss	(24,290)	(16,119)

For a comparison of the six months ended June 30, 2026, to the six months ended June 30, 2025, all U.S. dollar amounts below were calculated using the exchange rate reported by the Bank of Israel for June 30, 2026, at the rate of one U.S. dollar per NIS 2.9780.

Revenues and Cost of Revenues

Our total revenue consists of sales of our SaverOne system, and our cost of revenues consists of the direct costs associated with producing and installing the system.

Our revenue decreased by NIS 476 thousand (~$160 thousand), or 63.0%, to NIS 280 thousand (~$94 thousand) for the six months ended June 30, 2026, compared to NIS 756 thousand (~$254 thousand) for the six months ended June 30, 2025. This decrease was primarily attributable to lower sales and installation volumes of the Company’s products during the first half of 2026.

Our cost of revenues decreased by NIS 335 thousand (~$112 thousand), or 63.0%, to NIS 197 thousand (~$66 thousand) for the six months ended June 30, 2026, compared to NIS 532 thousand (~$179 thousand) for the six months ended June 30, 2025. This decrease was primarily attributable to lower sales volumes.

Operating Expenses

Operating expenses increased by NIS 2.8 million (~$0.9 million), or 16.2%, to NIS 19.8 million (~$6.6 million) for the six months ended June 30, 2026, compared to NIS 17.0 million (~$5.7 million) for the six months ended June 30, 2025. This increase was primarily attributable to an increase in general and administrative expenses, partially offset by decreases in research and development and selling and marketing expenses.

Research and Development Expenses (R&D)

Research and development expenses, net decreased by NIS 2,061 thousand (~$692 thousand), or 20.9%, to NIS 7,779 thousand (~$2,612 thousand) for the six months ended June 30, 2026, compared to NIS 9,840 thousand (~$3,304 thousand) for the six months ended June 30, 2025. This decrease was primarily attributable to our efforts to streamline and optimize our research and development expenses.

Selling and Marketing Expenses

Selling and marketing expenses decreased by NIS 1,723 thousand (~$579 thousand), or 71.1%, to NIS 702 thousand (~$236 thousand) for the six months ended June 30, 2026, compared to NIS 2,425 thousand (~$814 thousand) for the six months ended June 30, 2025. The decrease was mainly attributable to the Company’s efforts to streamline and optimize its selling and marketing activities, including a greater focus on supporting existing customers, while continuing to pursue opportunities in international markets.

General and Administrative Expenses

General and administrative expenses increased by NIS 6,535 thousand (~$2,194 thousand), or 137.8%, to NIS 11,277 thousand (~$3,787 thousand) for the six months ended June 30, 2026, compared to NIS 4,742 thousand (~$1,592 thousand) for the six months ended June 30, 2025. The increase was primarily attributable to share-based compensation expenses recognized in connection with the VisionWave transaction, partially offset by lower ongoing general and administrative expenses, reflecting the Company’s continued cost-reduction and streamlining efforts.

Financing income (expenses), net

Financing expenses, net, for the six months ended June 30, 2026, were NIS 4,667 thousand (~$1,567 thousand), compared to financing income, net, of NIS 664 thousand (~$223 thousand) for the six months ended June 30, 2025. The increase in financing expenses, net, was primarily attributable to changes in the fair value of the Company’s investment in VisionWave, as well as interest expenses and foreign exchange differences.

Net Loss and Operating Loss

Net loss increased by NIS 8,171 thousand (~$2,744 thousand), or 50.7%, to NIS 24,290 thousand (~$8,156 thousand) for the six months ended June 30, 2026, compared to NIS 16,119 thousand (~$5,413 thousand) for the six months ended June 30, 2025. The increase was primarily attributable to higher general and administrative expenses and higher financing expenses, net, partially offset by lower research and development and selling and marketing expenses, reflecting the Company’s continued efforts to streamline and optimize its operations.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements that have had or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Internal Control Over Financial Reporting

In connection with the audit of our financial statements as of December 31, 2025, we identified control deficiencies in our financial reporting process that constituted a material weakness. The material weakness related to the lack of sufficient internal accounting personnel and segregation of duties.

As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

We have since taken certain measures to address the identified material weakness, including appointing a Sarbanes-Oxley consultant to assist us with the assessment of Sarbanes-Oxley compliance requirements and the improvement of our overall internal controls, as well as implementing internal policies and procedures related to internal control over financial reporting.

During the six months ended June 30, 2026, we continued to evaluate and implement measures designed to strengthen our internal control over financial reporting. However, as of June 30, 2026, the material weakness, including with respect to segregation of duties, had not been fully remediated. We continue to evaluate appropriate measures to address the material weakness, taking into consideration the Company’s current organizational structure and available resources.

We cannot assure you that these measures will fully address the material weakness in our internal control over financial reporting or that we will conclude that it has been fully remediated.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend appropriate resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. For additional information, see “Item 3.D. Risk Factors—General Risk Factors—We have identified a material weakness in our internal control over financial reporting, and we may not be able to successfully implement remedial measures” in our Annual Report for the year ended December 31, 2025.

We qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Critical Accounting Policies

We describe our significant accounting policies and estimates in Note 2 to our financial statements for the six months ended June 30, 2026. We believe that these accounting policies and estimates are critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our financial statements in accordance with IFRS as issued by the IASB.

The preparation of financial statements in conformity with IFRS requires management to make accounting estimates and assessments that involve use of judgment and that affect the amounts of assets and liabilities presented in the financial statements, the disclosure of contingent assets and liabilities at the dates of the financial statements, the amounts of revenues and expenses during the reporting periods and the accounting policies adopted by the Company. Actual results could differ from those estimates. Pursuant to International Accounting Standard No. 1, it is required inter alia to give disclosure to the accounting principles whose implementation involves estimates and considerations having significant sensitivity to future events, the occurrence of which may impact the reported amounts.

Recently Issued Accounting Pronouncements

Certain recently issued accounting pronouncements are discussed in Note 2, Material accounting policies , to our annual financial statements for the year ended December 31, 2025 included elsewhere in our Annual Report, regarding the impact of the IFRS standards as issued by the IASB that we will adopt in future periods in our financial statements.

Liquidity and Capital Resources

As of June 30, 2026, we had cash and cash equivalents in the amount of NIS 8.4 million (~$2.8 million), compared to NIS 16.0 million (~$5.4 million) as of June 30, 2025, and NIS 14.1 million (~$4.7 million) as of December 31, 2025.

As of June 30, 2026, total shareholders’ equity increased significantly to NIS 33.0 million (~$11.1 million), compared to NIS 12.2 million (~$4.1 million) as of December 31, 2025. The increase primarily reflected equity issuances completed during the period, including in connection with the VisionWave transaction and the Company’s financing activities, partially offset by the net loss for the period.

The table below shows a summary of our cash flows for the periods indicated:

	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
	NIS thousands
Net cash used in operating activities	(11,419)	(15,368)
Net cash provided by (used in) investing activities	(17)	(7)
Net cash provided by financing activities	6,365	19,830
Net increase (decrease) in cash and cash equivalents	(5,071)	4,455

Six Months Ended June 30, 2026 Compared to Six Months Ended June 30, 2025

Net cash used in operating activities

Net cash used in operating activities decreased by NIS 3,949 thousand (~$1,326 thousand), or 25.7%, to NIS 11,419 thousand (~$3,834 thousand) for the six months ended June 30, 2026, compared to NIS 15,368 thousand (~$5,161 thousand) for the six months ended June 30, 2025. This decrease was primarily attributable to the impact of non-cash expenses recorded during the period, partially offset by changes in working capital.

Net cash used in investing activities

Net cash used in investing activities for the six months ended June 30, 2026 was NIS 17 thousand (~$6 thousand), compared to NIS 7 thousand (~$2 thousand) for the six months ended June 30, 2025.

Net cash provided by financing activities

Net cash provided by financing activities for the six months ended June 30, 2026 was NIS 6,365 thousand (~$2,137 thousand), compared to NIS 19,830 thousand (~$6,659 thousand) for the six months ended June 30, 2025. The decrease was primarily attributable to a lower amount of cash proceeds from financing activities received during the current period compared to the corresponding period last year. In addition, proceeds of approximately $2.8 million (NIS 8.4 million) relating to ADSs issued on June 30, 2026 were recorded as a short-term current asset as of June 30, 2026 and were received by the Company on July 1, 2026. Accordingly, such proceeds are not reflected in the cash flows for the six months ended June 30, 2026.